EXHIBIT 12.1

AtheroGenics, Inc.
Computation of Ratio of Earnings to Fixed Charges

						Nine Months Ended
	Fiscal Years Ended December 31,					September 30,
	1999	2000	2001	2002	2003	2004
Earnings:
Net loss	$(10,433,250)	$(13,949,522)	$(17,639,583)	$(27,965,507)	$(53,287,821)	$(52,130,976)
Add: Fixed charges	431,113	36,555	21,534	50,689	1,954,402	907,668
Less: Capitalized interest	—	—	—	—	—	—

Earnings	$(10,002,137)	$(13,912,967)	$(17,618,049)	$(27,914,818)	$(51,333,419)	$(51,223,308)

Fixed Charges:
Interest expense	$195,363	$36,555	$21,534	$50,689	$1,954,402	$907,668
Debt discount on note obligation	235,750	—	—	—	—	—

Fixed charges	$431,113	$36,555	$21,534	$50,689	$1,954,402	$907,668

Deficiency of earnings available to cover fixed charges	$(10,433,250)	$(13,949,522)	$(17,639,583)	$(27,965,507)	$(53,287,821)	$(52,130,976)

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

1.	Fixed charges do not include estimates for interest within rental expense, which was not considered material for all periods presented.